Exhibit 99.4

NICE to Host Global Thought Leadership Webinar Series Discussing
Top of Mind Topics Featuring Leading Industry Analysts

Leading research firms join NICE experts to discuss GDPR Compliance, Agent Retention,
Automation, Analytics and more

Hoboken, N.J., April 10, 2018 – NICE (Nasdaq: NICE) today announced the next step of its 'Customer Experience Done Right' webinar series, with online events discussing the key practices and components required to deliver the perfect customer experience throughout the customer journey. To register for the webinars or view the full lineup of speakers and agenda, please click here.

Focusing on analytics, automation, workforce management and compliance, the upcoming global webinars will include noted speakers from renowned research firms including Forrester Research, McGee Smith Analytics, Deloitte and DMG Consulting LLC as follows:

•	April 12, 2018: “GDPR: Ask the Expert!” presented by Adam Snukal, International Lawyer and GDPR expert

•	May 2, 2018: Geronimo Perez, Lead Voice Engineer, Progressive Insurance will talk about " PCI DSS 3.2, Are You Ready?"

•	May 3, 2018: Forrester Research’s Principal Analyst, Maxie Schmidt-Subramanian will discuss "How to Make Analytics Part of Your Nature"

•	May 8, 2018: Adam Toporek, Customer Experience Expert and President, CTS Service Solutions will share “How to Create Hassle-Free Experiences and Pave the Way for Positive Customer Emotions”

•	June 7, 2018: “Are You Ready for Gen Z? Designing Customer Care for and by Digital Natives” presented by Sheila McGee Smith, President of McGee Smith Analytics

•
June 14, 2018: Lynn Levy Dikstein, Senior Consultant, Robotic and Cognitive Automation, Practice Development Lead, Deloitte Israel will discuss "The Future of Work – A Cognitive Toolkit to Advance Your Process Automations"

•	June 21, 2018: “Making Quality Assurance and Workforce Management Easy in the Cloud " presented by Donna Fluss, President, DMG Consulting LLC

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE:
“Customer experience is a topic of paramount importance to our customers. These webinars will highlight the building blocks, such as automation, analytics, compliance and workforce engagement strategies, necessary to ensure positive experiences from the beginning to the end of every interaction. With regulatory compliance also impacting user experiences, not to mention our customers' bottom line results, this quarter's webinar lineup includes online events that provide a clear understanding of best practices on the path to rapid compliance."

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.